**From:** Chad McClennan [redacted]

CM

Dear Fellow Koios Medical Investors & Friends,

Greetings to one and all from Koios HQ! With spring in the air, I realize how quickly 2024 is already flying by. I hope this message finds everyone well and prospering.

Please find attached our overdue Year in Review, a reflection recap of Koios Medical's 2023 including highlights, key metrics, current stats along with our Look Ahead, an outlook for 2024 and additional information regarding an upcoming funding & investment opportunity "side by side" with our newest investor, Mitsui & Co.

2023 included several important milestones for the company:

- New software releases addressing customer needs, pain points
- Additional evidence of system performance
- Triple digit growth in key metrics
- New markets, new partnerships
- Reimbursement taking center stage
- Many challenges persist, none we can't, won't overcome
- And much more…

Exciting times in the rapidly evolving world and new market of "Radiology AI". I won't steal any thunder from within the attached report but will share the following as a primer if you've not already seen. CBS News (regional & national news) links below tell our story through the eyes of physicians and patients.

- Doctors tout use of artificial intelligence to detect breast cancer - CBS New York (cbsnews.com)
- How AI is bringing new options to mammograms, other breast cancer screenings - CBS News

**Harvard Public Health** (Feb 2023) hinting at the future as well!



The patient wants a second opinion from an A.I.
By Natasha Loder

Thanks to ALL for helping us become the true global leader in AI software for ultrasound for cancer detection/diagnosis.
We are extremely proud of this position, poised to transform and improve care for patients and their families worldwide.

Follow us on LinkedIn, X and Instagram to monitor our progress and celebrate the results of our customers and partners.

Please do not hesitate to reach out with any questions and/or further information requests.

More to follow in the coming weeks as well.

Regards,

Chad

**R. Chad McClennan**

**President & Chief Executive Owl**

**Koios** Medical
**TEDx** Talk
[redacted]

**BE KOIOS CONFIDENT.** **See Koios in Action**

AuntMinnie.com
THE BEST OF RADIOLOGY
FINALIST

Koios Medical 2023 Year in Review, Look Ahead.pdf